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                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)
                          (Amendment No. 3)*




                      ESB FINANCIAL CORPORATION
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                         (Name of Issuer)



                 COMMON STOCK, PAR VALUE $.01 PER SHARE
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                   (Title of Class of Securities)



                           708225  10 7
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                          (CUSIP Number)



                         DECEMBER 31, 1998
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         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x] Rule 13d-1(b)


                        Page 1 of 6 Pages
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CUSIP NO. 708225 10 7                                        Page 2 of 6 Pages
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1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)
ESB Financial Corporation Employee Stock Ownership Plan Trust
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2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                              (b) [ ]
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3.
SEC USE ONLY
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4.
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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5.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
270,311
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6.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
VOTING POWER
285,794
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7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
270,311
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8.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
285,794
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9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,105
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10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   [ ]
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11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.56%
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12.
TYPE OF REPORTING PERSON
EP
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CUSIP NO. 708225 10 7                                        Page 3 of 6 Pages
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          Item 1(a) Name of Issuer:

                    ESB Financial Corporation

          Item 1(b) Address of Issuer's Principal Executive Office:

                    600 Lawrence Avenue
                    Ellwood City, Pennsylvania 16117

          Item 2(a) Name of Person Filing:

                    ESB Financial Corporation Employee Stock Ownership Plan
                    Trust.

          Item 2(b) Address of Principal Business Office or, if None, Residence:

                    ESB Financial Corporation
                    600 Lawrence Avenue
                    Ellwood City, Pennsylvania 16117

          Item 2(c) Citizenship:

                    United States

          Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.01 per share

          Item 2(e) CUSIP Number:

                    708225 10 7

          Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
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CUSIP NO. 708225 10 7                                        Page 4 of 6 Pages
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          Item 4.   Ownership.

                    (a)   Amount beneficially owned:

                          556,105

                    (b)   Percent of class:

                          10.56%

                    (c)   Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote 270,311
                                                                 ---------
                    (ii)  Shared power to vote or to direct the vote 285,794
                                                                   ---------
                    (iii) Sole power to dispose or to direct the disposition
                          of 270,311
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                    (iv)  Shared power to dispose or to direct the
                          disposition of 285,794
                                         -------

    Item 5.   Ownership of Five Percent or Less of a Class.

              Not Applicable.

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

              Edmund C. Smith, George William Blank, Jr., Herbert S. Skuba and William B. Salsgiver are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the ESB Financial Corporation Employee Stock Ownership Plan ("ESOP") which holds 556,105 shares of Common Stock on behalf of the ESOP, of which approximately 270,311 shares have not been allocated to the accounts of participating employees as of December 31, 1998. Under the terms of the ESOP, the Trustees will generally vote all allocated shares in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP will be voted by the Trustees in accordance with their fiduciary duties. The amounts reported herein do not include shares of Common Stock held by the Trustees in their individual capacity and not as Trustees.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

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CUSIP NO. 708225 10 7                                        Page 5 of 6 Pages
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    Item 8.  Identification and Classification of Members of the Group.

             Not Applicable.

   Item 9.   Notice of Dissolution of Group.

             Not Applicable.

   Item 10.  Certification.

          By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP NO. 708225 10 7                                        Page 6 of 6 Pages
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                                SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                                ESB FINANCIAL CORPORATION EMPLOYEE  STOCK
                                OWNERSHIP PLAN TRUST



Date:  February 16, 1999        By:/s/ Edmund C. Smith
                                   ------------------------------------
                                   Edmund C. Smith
                                   Trustee for the ESB Financial Corporation
                                   Employee Stock Ownership Plan Trust



Date:  February 16, 1999        By:/s/ George William Blank, Jr.
                                   ------------------------------------
                                   George William Blank, Jr.
                                   Trustee for the ESB Financial Corporation
                                   Employee Stock Ownership Plan Trust



Date:  February 16, 1999        By:/s/ Herbert S. Skuba
                                   ------------------------------------
                                   Herbert S. Skuba
                                   Trustee for the ESB Financial Corporation
                                   Employee Stock Ownership Plan Trust



Date:  February 16, 1999        By:/s/ William B. Salsgiver
                                   ------------------------------------
                                   William B. Salsgiver
                                   Trustee for the ESB Financial Corporation
                                   Employee Stock Ownership Plan Trust
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